IBT BANCORP, INC.
---------------------------------------------------------------------- [LOGO]

BY FACSIMILE AND EDGAR
----------------------

July 15, 2005

Mr. Don Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Dear Mr. Walker,

     I am writing on behalf of IBT Bancorp, Inc. (the "Registrant") in response to the staff's letter of comment dated July 1, 2005. Our responses are numbered so as to correspond with the numbering in the comment letter.

Form 10-K
---------

Our methodology for calculating our reserve for loan losses is as follows:

     o    Our portfolio is segmented according to collateral.

     o Loans are classified as acceptable, watch, substandard, doubtful, loss or special review.

     o Homogeneous groups of loans classified as acceptable or watch are provided reserves according to a five year rolling average of net charge offs, adjusted for nonqualitative factors.

     o Homogeneous groups of loans classified as substandard or doubtful are provided reserves according to percentages required by the FDIC.

     o    Loans classified as loss are written off.

     o Impaired loans (all of which are collateral dependent) are provided reserves equal to the difference between the loan balance and the value of the collateral (fair value less estimated selling costs), except non-accrual loans which are provided reserves at 50% of the loan balance.

As loans change in classification the portion of the loans loss reserve assigned to those classified loans changes. A summary of our work papers for the calculation of the adequacy of the reserves for December 31, 2004 and 2003 is attached.


--------------------------------------------------------------------------------
               309 Main Street - Irwin, PA 15642 o (724) 863-3100

Mr. Don WQalker
July 15, 2005
Page 2.


Note 3-2004 Financial Statements
--------------------------------

Total recorded for impaired loans:

2003-Non accrual loans $567,564, specific reserves $283,781 (see w/p's attached)

2004-Borrower A          $903,530, specific reserves $204,430 (see w/p's attached)
     Borrower B           511,775, specific reserves $147,775 (see w/p's attached)
     Non accrual loans    120,529, specific reserves $ 60,265 (see w/p's attached)
                       ----------                    --------
Totals 2004            $1,535,834                    $417,470
                       ==========                    ========

The loans that were charged off in 2004 were not included in the above calculations.

We are pleased to be able to provide the information you requested. If you require anything further regarding this matter, please do not hesitate to call.

Sincerely,

/s/ Charles G. Urtin


Charles G. Urtin
President and CEO

cc:     James C. Stewart, Malizia Spidi & Fisch (Fax)
        David Cabala, Federal Reserve Bank of Cleveland

Loan Loss Reserve Analysis
Summary of determination of Adequacy

LOAN TYPE:                                                                               Loan          Loan
                                                                     Loan Balance        Loss          Loss
                                                                      12/31/2004      Percentage      Reserve
                                                                     -------------    ----------      -------
COMMERCIAL:
Classified as Acceptable
              Commercial real estate                                 $ 178,817,877    0.17194% (1)  $  307,459
              Multifamily real estate                                    5,544,372    0.14788%           8,199
              Secured by assets other than real estate                  21,614,411    0.90013%         194,558
              Unsecured commercial loans                                                                     -
              Business Manager                                           1,578,007    7.15994%         112,984
                                                                     -------------                  ----------
                                                                       207,554,667                  $  623,201
Classified as Watch:
              Commercial real estate                                    18,675,663    1.17194% (2)     218,868
              Multifamily real estate                                    3,323,162    1.14788%          38,146
              Secured by assets other than real estate                   1,810,399    1.90013%          34,400
              Unsecured commercial loans                                         -                           -
              Business Manager                                              14,445    8.15994%           1,179
                                                                     -------------                  ----------
                                                                        23,823,669                     292,592
Classified as Substandard
              Commercial real estate                                       865,374         15% (3)     129,806
              Multifamily real estate                                      540,461         15%          81,069
              Secured by assets other than real estate                   2,324,744         15%         348,712
              Unsecured commercial loans                                         -         15%               -
              Business Manager                                                   -         15%               -
                                                                     -------------                  ----------
                                                                         3,730,579                     559,587
Classified as Doubtful
              Commercial real estate                                             -         50% (3)           -
              Multifamily real estate                                            -         50%               -
              Secured by assets other than real estate                           -         50%               -
              Unsecured commercial loans                                         -         50%               -
              Business Manager                                                   -         50%               -
                                                                                 -                           -
                                                                     -------------                  ----------
Commercial loans selected for further review                             6,753,642    0.00000%               -
Commercial loans selected for review for which an
impairment has been determined                                             511,775  See W/P's          147,775
                                                                     -------------                  ----------
TOTAL COMMERCIAL LOANS                                               $ 242,374,332                  $1,623,155
                                                                     =============                  ==========

1 to 4  FAMILY MORTGAGE LOANS:
Classified as Acceptable                                             $  68,562,887    0.14788% (1)     101,391
Classifed as Watch                                                         631,261    1.14788% (2)       7,246
Classified as Substandard                                                        -         15%               -
Classified as Doubtful                                                      71,293         50%          35,647
1 to 4 family mortgage loans selected for review
for which an impairment has been determined
(detailed list attached)                                                         -     n/a                   -
                                                                     -------------                  ----------
TOTAL SINGLE FAMILY MORTGAGE LOANS                                   $  69,265,441                  $  144,284
                                                                     =============                  ==========

MUNICIPAL LOANS:
Classified as Acceptable                                             $  10,050,266          0%               -
Classified as Watch                                                              -                           -
Classified as Substandard                                                        -                           -
Classified as Doubtful                                                           -                           -
Municipal loans selected for review for which an
impairment has been determined
(detailed list attached)                                                   903,530  see w/p's          204,430
                                                                     -------------                  ----------
TOTAL MUNICIPAL LOANS                                                $  10,953,796                   $ 204,430
                                                                     =============                  ==========

CONSUMER LOANS:
Classified as Acceptable:
              Secured by real estate                                 $ 102,291,398    0.13142% (1)     134,428
              Secured by other than real estate                          5,356,348    1.03149% (1)      55,250
              Unsecured                                                          -                           -
                                                                     -------------                  ----------
                                                                       107,647,746                     189,678
Classified as Watch:
              Secured by real estate                                             -    1.13142% (2)           -
              Secured by other than real estate                            314,845    2.03149%           6,396
              Unsecured                                                          -                           -
                                                                     -------------                  ----------
                                                                           314,845                       6,396
Classified as Substandard:
              Secured by real estate                                       193,175         15%          28,976
              Secured by other than real estate                             16,254         15%           2,438
              Unsecured                                                          -         15%               -
                                                                     -------------                  ----------
                                                                           209,429                      31,414
Classified as Doubtful:
              Secured by real estate                                             -         50%               -
              Secured by other than real estate                            188,494         50%          94,247
              Unsecured                                                          -         50%               -
                                                                     -------------                  ----------
                                                                           188,494                      94,247
PHEAA Loans:                                                             7,354,534                           -

Consumer loans selected for review for which an
impairment has been determined
(detailed list attached)                                                         -     n/a                   -
                                                                     -------------                  ----------
TOTAL CONSUMER LOANS                                                 $ 115,715,048                  $  321,735
                                                                     =============                  ==========

NON ACCRUAL LOANS (Classified as doubtful)                           $     120,529         50%          60,265
                                                                     =============

TOTAL PORTFOLIO                                                      $ 438,429,146                  $2,353,868
                                                                     =============                  ==========

REQUIRED RESERVE                                                 Required reserve at 12/31/04       $   2,353,868
                                                                                                    =============
                                                                 G/L Balance at 12/31/04            $   2,593,642
                                                                                                    =============
                                                                 Overage                            $     239,774
                                                                                                    =============
                                                                 Max overage per policy             $     235,387
                                                                                                    =============
                                                                 Loss Reserve to total loans                0.59%


LOAN TYPE:                                                                                  Loan         Loan
                                                                        Loan Balance        Loss         Loss
                                                                         12/31/2003      Percentage     Reserve
                                                                        ------------     ----------     -------
COMMERCIAL:
Classified as Acceptable
              Commercial real estate                                   $ 169,022,110     0.17194%    $  290,616
              Multifamily real estate                                     15,337,259     0.14788%        22,681
              Secured by assets other than real estate                    22,968,902     0.90013%       206,750
              Unsecured commercial loans
              Business Manager                                             1,325,693     7.15994%        94,919
                                                                       -------------                 ----------
                                                                         208,653,964                 $  614,966
Classified as Watch:
              Commercial real estate                                      13,182,200     1.17194%       154,487
              Multifamily real estate                                        986,400     1.14788%        11,323
              Secured by assets other than real estate                     4,406,198     1.90013%        83,724
              Unsecured commercial loans                                           -                          -
              Business Manager                                                15,791     8.15994%         1,289
                                                                       -------------                 ----------
                                                                          18,590,589                    250,822
Classified as Substandard
              Commercial real estate                                       7,132,700          15%     1,069,905
              Multifamily real estate                                        645,000          15%        96,750
              Secured by assets other than real estate                       931,482          15%       139,722
              Unsecured commercial loans                                           -          15%             -
              Business Manager                                                     -          15%             -
                                                                       -------------                 ----------
                                                                           8,709,182                  1,306,377
Classified as Doubtful
              Commercial real estate                                               -          50%
              Multifamily real estate                                              -          50%             -
              Secured by assets other than real estate                             -          50%             -
              Unsecured commercial loans                                           -          50%             -
              Business Manager                                                     -          50%             -
                                                                                   -                          -
                                                                       -------------                 ----------
Commercial loans selected for further review
Commercial loans selected for review for which an
impairment has been determined                                                           n/a
                                                                       -------------                 ----------
TOTAL COMMERCIAL LOANS                                                 $ 235,953,735                 $2,172,166
                                                                       =============                 ==========

1 to 4  FAMILY MORTGAGE LOANS:
Classified as Acceptable                                               $  67,079,643     0.14788%    $   99,198
Classifed as Watch                                                           136,269     1.14788%         1,564
Classified as Substandard                                                          -          15%             -
Classified as Doubtful                                                       518,147          50%       259,074
1 to 4 family mortgage loans selected for review
for which an impairment has been determined
(detailed list attached)                                                           -     n/a
                                                                       -------------                 ----------
TOTAL SINGLE FAMILY MORTGAGE LOANS                                     $  67,734,059                 $  359,835
                                                                       =============                 ==========

MUNICIPAL LOANS:
Classified as Acceptable                                               $   6,267,974           0%    $        -
Classified as Watch                                                                -
Classified as Substandard                                                          -
Classified as Doubtful                                                             -
Municipal loans selected for review for which an
impairment has been determined
(detailed list attached)                                                           -                          -
                                                                       -------------                 ----------
TOTAL MUNICIPAL LOANS                                                    $ 6,267,974                 $        -
                                                                       =============                 ==========

CONSUMER LOANS:
Classified as Acceptable:
              Secured by real estate                                    $ 95,466,165     0.13142%       125,458
              Secured by other than real estate                            4,878,418     1.03149%        50,320
              Unsecured                                                            -
                                                                       -------------                 ----------
                                                                         100,344,583                    175,779
Classified as Watch:
              Secured by real estate                                          15,114     1.13142%           171
              Secured by other than real estate                              280,244     2.03149%         5,693
              Unsecured                                                            -
                                                                       -------------                 ----------
                                                                             295,358                      5,864
Classified as Substandard:
              Secured by real estate                                               -          15%             -
              Secured by other than real estate                               47,215          15%         7,082
              Unsecured                                                            -          15%             -
                                                                       -------------                 ----------
                                                                              47,215                      7,082
Classified as Doubtful:
              Secured by real estate                                               -          50%             -
              Secured by other than real estate                              114,613          50%        57,332
              Unsecured                                                            -          50%             -
                                                                       -------------                 ----------
                                                                             114,613                     57,332
PHEAA Loans:                                                               7,833,861                          -

Consumer loans selected for review for which an
impairment has been determined
(detailed list attached)                                                           -     n/a
                                                                       -------------                 ----------
TOTAL CONSUMER LOANS                                                   $ 108,635,630                  $ 246,057
                                                                       =============                 ==========

NON ACCRUAL LOANS (Classified as doubtful)                             $     567,613          50%       283,781
                                                                       =============

TOTAL PORTFOLIO                                                        $ 419,159,011                $ 3,061,839
                                                                       =============                 ==========

REQUIRED RESERVE                                                      Required reserve at 12/31/03  $ 3,061,839
                                                                                                    ===========
                                                                      G/L Balance at 12/31/03       $ 3,284,830
                                                                                                    ===========
                                                                      Overage                       $   222,991
                                                                                                    ===========
                                                                      Max overage per policy        $   306,184
                                                                                                    ===========
                                                                      Loss Reserve to total loans          0.78%
____________

(1) Rolling 5 year average of net charge offs, plus 10 basis points. Calculated number in Jan '04 and used for '03 and '04 calculations.
(2)  Rolling 5 yr. average plus 1%.
(3)  Supplied by FDIC.


Borrower G- transferred to OREO at 90% of appraised value

                                                 at 12/31/04
Loans selected for review:                         Balance         Collateral                Reserve
                                                 ------------      ----------                -------
Impaired Loans:
Borrower A                0197430-9027 to 9030  $   903,530             $   699,100         $ 204,430 Municipal Loans
                                                ===========                                 =========

Borrower B                      6100357000          314,004  Real estate $299,000              15,004 Commercial loans
Borrower B                     46249500101           99,435  assets/vehicles $50,000           49,435 Commercial loans
Borrower B                     46249509002           98,336  Lic. Lisc./all assets $15,000     83,336 Commercial loans
                                                -----------                                 ---------
Sub total commecial loans                       $   511,775                                 $ 147,775
                                                ===========                                 =========
Borrower C                      6100194800          354,378  Real estate $500,000                     - Adequate collateral
Borrower D                      6100251600        2,661,054  Real estate $4,100,000                   - Adequate collateral
Borrower D                     33600860301          837,250  Secured by above                         - Adequate collateral
Borrower E                      6100140500        1,791,779  Real estate $3,000,000                   - Adequate collateral
Borrower E                      6100164000           69,953  Secured by above                         - Adequate collateral
Borrower E                    3594389-9001            9,843  Secured by above                           Adequate collateral
Borrower F                      6100325600          222,925  Real estate $1,500,000                   - Adequate collateral
Borrower F                      6100334400          495,595  Secured by above                         - Adequate collateral
Borrower F                     64347519026                -  CD $42,200                                 Adequate collateral
Borrower F                      0000005558           35,157  Vehicle $43,000                            Adequate collateral
Borrower F                      6100325300          275,708  Various $415,500                         - Adequate collateral
                                                -----------  -------------------            -----------
Sub total adequate collateral                   $ 6,753,642
                                                ===========
                                                $ 8,168,947             $10,663,800         $ 352,205
                                                ===========             ===========         =========
* Although there were years in which there were only recoveries which result in negative charge offs, no negative numbers are shown.